June 17, 2025

Nathan R. Bennett
Chief Financial Officer
Energy Fuels Inc.
225 Union Blvd., Suite 600
Lakewood, Colorado 80228

       Re: Energy Fuels Inc.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 26, 2025
           File No. 001-36204
Dear Nathan R. Bennett:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Description of Properties, page 74

1. We note that you have included tabulations of mineral resources and reserves on pages 80, 83, 154, 155, 163, and 164, pertaining to the
Toliara and Donald
       projects, which you indicate are based on JORC guidelines and do not conform to the
       U.S. requirements in Item 1300 of Regulation S-K.

       However, the mineral property disclosures that you provide in the annual report must conform to Subpart 1300 of Regulation S-K, and disclosures of mineral resources and reserves must be supported by a technical report summary that conforms to the requirements in Item 601(b)(96) of Regulation S-K.

       Please revise as necessary to adhere to these requirements; you may refer to Items
       1301(b) and 1302(a)(1) and (b)(1) and (b)(2)(i) of Regulation S-K if you require further clarification or guidance pertaining to these requirements.
 June 17, 2025
Page 2

Management's Discussion and Analysis
Operations Update and Outlook for 2025, page 187

2. We note your disclosure on page 20 regarding the Kwale mining operation acquired along with Base Resources Limited during the fourth quarter of 2024, explaining that mining concluded as the ore reserves were depleted by the end of the year, while specifying the related quantities of ilmenite, rutile, and zircon that were sold and which generated $39.87 million in revenues during the fourth quarter (which exceeded total revenues for first nine months of the year, prior to the acquisition). You also indicate that processing concluded in January 2025, and that all remaining product stockpiles are expected to be sold during the first quarter of 2025.

       However, we see that you have comparatively limited disclosure in the last paragraph on page 188, in terms of revenue details, and do not mention the non-recurring nature of these revenues in your discussion and analysis of consolidated or segment revenues on pages 196 and 200. We also see that you have similarly limited your discussion and analysis of revenues in the first quater interim report, and in disclosures pertaining to the heavy mineral sands segment on page 42, under the heading Sales Update and
       Outlook for 2025, where you mention the quantities of minerals sold and revenues, which represented about 92% of the total for the period, though also without providing commentary on the outlook or non-recurring nature of this activity.

       Item 303(a) and (b) of Regulation S-K require that you focus on matters that are "reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." For example, this would include providing "descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably
       likely...to have a material impact on future operations," which would generally encompass the cessation of a material revenue generating activity. When financial statements reflect material changes in one or more line items, and when there are material offsetting changes within a line item, these also require that you "describe the underlying reasons for such changes in quantitative and qualitative terms."

       Please modify your discussion and analysis of revenues as neecssary to adhere to these requirements; the extent to which revenues are derived from recurring and non-
       recurring sources, along with the reasons for the irregularity that has been characteristic of your revenue sources, should be apparent from these disclosures.

Known Trends or Uncertainties, page 195

3. We note your disclosure explaining that you are not aware of any trends or uncertainties that have had, or that are reasonably likely to have, a material impact on revenues or income except for several matters, which appear to be generally external to the company, including activity in uranium markets, U.S. government laws and programs, and mineral price volatility, though also including an uncertainty about initiatives the company may undertake which may or may not be successful.
 June 17, 2025
Page 3


       Given the significance of the temporary financial activity associated with your recent acquisition, in relation to that of your uranium mining operations, the disclosures that you provide under this heading do not appear to be sufficiently responsive to Item
       303(b)(2)(i) and (ii) of Regulation S-K, as to the requirements to describe unusual or infrequent events or transactions, and significant economic changes that materially affected the amount of reported income from continuing operations, including known trends or uncertainties that have had, or that are reasonably likely to have, a material impact on revenues or income from continuing operations.

       Please expand your disclosures to provide appropriate quantification and clarification in this regard; also refer to Sections III.B.3 and 4 of the Commission Guidance
       Regarding Management's Discussion and Analysis of Financial Condition and Results
       of Operations (Release Nos. 33-8350; 34-48960; FR-72), pertaining to the discussion and analysis of known trends, demands, commitments, events and uncertainties, which relates to disclosures required under Item 303 of Regulation S-K, regarding the objective of providing information about the quality and potential variability of earnings and cash flow, along with the underlying reasons, implications, interrelationships, and relative significance of associated matters, so that readers can
       ascertain the likelihood that past performance is indicative of future performance.

       You may view the aforementioend guidance at the following address:

https://www.sec.gov/rules-regulations/2003/12/commission-guidance-regarding-
       managements-discussion-analysis-financial-condition-results-operations


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact John Coleman at 202-551-3610, Yolanda Guobadia at 202-551-3562,
or Karl Hiller at 202-551-3686 if you have questions regarding comments.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation